Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

April 10, 2020

Confidential

Ms. Claire Erlanger

Mr. Charles Eastman

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)

Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on March 20, 2020

Dear Ms. Erlanger, Mr. Eastman, Ms. Timmons-Pierce and Mr. Jones,

On behalf of our client, Ebang International Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 1, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 20, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors, page 12

1.	Please explain how, with your multi-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that the Company will make the determination based on the aggregate percentage of the voting power (as opposed to the absolute number) of all the classes of voting securities of the Company on a combined basis that are directly or indirectly owned of record by residents of the United States.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊   ●   桑西尼   ●   古奇   ●   罗沙迪律师事务所

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Related Party Transactions, page 142

2.	We note the disclosure in this section regarding the amount due to Zhejiang Wansi as of September 30, 2019. Please update the disclosure. For guidance, see Item 7(B) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, George Qin, by telephone at 1-713-343-4211, or by email at gqin@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Dong Hu, Chief Executive Officer, Ebang International Holdings Inc.

George Qin, Partner, MaloneBailey, LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

David Zhang, Partner, Kirkland & Ellis International LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Partner, Kirkland & Ellis International LLP